EXHIBIT 12.1 NIKE, Inc. Computation of Ratio of Earnings to Fixed Charges
The following disclosure reflects the Company's continuing operations:

	Year Ended May 31,
(In millions)	2018	2017	2016	2015	2014
Income before income taxes	$4,325	$4,886	$4,623	$4,205	$3,544
Capitalized interest, net of amortization	(10)	(8)	(3)	—	—
Adjusted income before income taxes	4,315	4,878	4,620	4,205	3,544
Add fixed charges:
Interest expense(1)(2)	149	121	74	60	58
Interest component of leases(3)	125	102	66	59	53
Total fixed charges	274	223	140	119	111
Earnings before income taxes and fixed charges	$4,589	$5,101	$4,760	$4,324	$3,655
Ratio of earnings to total fixed charges	16.7	22.9	34.0	36.3	32.9

(1)	Interest expense includes interest both expensed and capitalized and amortization of premiums, discounts and capitalized expenses related to indebtedness.

(2)	Interest expense does not include interest related to uncertain tax positions.

(3)	Represents the portion of rental expense which management believes approximates the interest component of operating leases.